January 31, 2000



Board of Directors
inTEST Corporation
2 Pin Oak Lane
Cherry Hill, NJ 08003


Dear Members of the Board:


You have requested our opinion with respect to the fairness, from a financial point of view, to inTEST Corporation, a Delaware corporation ("inTEST" or the "Company"), of the exchange ratio in connection with the proposed merger ("Merger") pursuant to the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") by and among Temptronic Corporation, a Massachusetts corporation ("Temptronic"), the Company, and Temptronic Corporation, a Delaware corporation ("Newsub").

Under the terms of the Merger Agreement, Temptronic will become a wholly owned, direct subsidiary of the Company. At the closing of the Merger, each share of the common stock of Temptronic issued and outstanding immediately prior thereto (the "Temptronic Common Stock") shall be converted into the right to receive
0.925 shares of the common stock of inTEST (the "Company Common Stock") (the "Exchange Ratio"), and each share of Temptronic Common Stock issued and held in the treasury of Temptronic shall be cancelled and retired. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In reaching our opinion, we (i) reviewed a draft of the Merger Agreement dated December 10, 1999; (ii) reviewed selected financial and stock market data for certain publicly traded companies; (iii) reviewed the financial terms of certain recent business combinations; (iv) performed discounted cash flow analyses for Temptronic; (v) reviewed the audited financial statements of inTEST for the fiscal years ended December 31, 1996 through December 31, 1998, and unaudited financial statements for the nine months ended September 30, 1999; (vi) reviewed the audited financial statements of Temptronic for the fiscal years ended June 30, 1996 through June 30, 1999, and unaudited financial statements for the five months ended November 30, 1999; (vii) reviewed various descriptions of the business, operations, and earnings prospects of the Company and Temptronic; and (viii) performed such other analyses, and considered such other factors, as we deemed appropriate. In addition, we held discussions with the management of the Company and Temptronic regarding their respective businesses, operating results, financial conditions and prospects.

In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and Temptronic and their representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the managements of the Company and Temptronic regarding their respective businesses and prospects, and assumed that the budgets and financial projections provided to us were prepared by the respective managements on the basis of reasonable assumptions and reflected the best currently available estimates and good faith judgments of their future financial performance. We have also assumed that the final terms of the Merger Agreement and certain related documents reviewed by us in draft form will not vary materially from the drafts reviewed by us, and that the Merger will have the tax and accounting consequences described in the Proxy Statement. We have not made an independent evaluation or appraisal of the Company's or Temptronic's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exist and can be evaluated as of the date of this letter. We undertake no obligation to update this opinion to reflect any developments occurring after the date hereof.

Janney Montgomery Scott LLC ("Janney") is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. Janney will receive customary fees from inTEST in connection with the Merger. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. We have in the past performed investment banking and other services for the Company, including mergers and acquisitions advisory and equity underwriting, and have been compensated for such services. In the ordinary course of our securities business we may trade the equity securities of inTEST for our own account and the accounts of our customers and, therefore, we may from time to time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the Merger and does not address the relative merits of the Merger or any other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. We are expressing no opinion as to the prices at which the Company Common Stock will trade at any time. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote their shares in the Merger. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Merger.

Based upon the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio in connection with the proposed Merger is fair to the Company from a financial point of view.


Very truly yours,




/s/ JANNEY MONTGOMERY SCOTT LLC

                                      C-2